Exhibit 10.1

June 14, 2017

Bruce H. Besanko
8788 Flesher Circle
Eden Prairie, MN 55347

OFFER TERMS

Dear Bruce:

It is my pleasure to invite you to join the team at Kohl’s Department Stores.

Your Position: You are being offered the position of Chief Financial Officer. You will report directly to me and will be a “principal officer” of Kohl’s. Your areas of responsibility will include: financial planning and analysis, investor relations, financial reporting, accounting operations, tax, treasury, non-merchandise purchasing, credit and capital investment strategies. The following executives would initially report directly to you:

•	Senior Vice President - Finance,

•	Senior Vice President - Credit, and

•	Senior Vice President - Purchasing.

Your Start Date: Your first day of employment with Kohl’s will be mutually determined.

Employment Agreement: On or before your start date, you and Kohl’s will enter into a three-year evergreen Employment Agreement. Except as stated otherwise in this letter, the terms and conditions of that agreement will be substantially the same as those of the recently filed Employment Agreement of our Chief Operating Officer.
Your Salary: Your annualized salary will be $900,000. You will be paid semi-monthly, on the 15th and 30th of each month. Your job performance and base compensation will next be reviewed in Spring of 2018 with any change in your compensation effective April 1, 2018.

Signing Incentive: In addition to your salary, we are offering you a signing incentive of $250,000. This incentive payment will be made within ten (10) days of your start date, and is intended to fully or partially offset any obligations you may incur as a result of your resignation from your current employment and relocation expenses that are not covered by the Kohl’s Relocation Policy.

Equity Awards:

1.	Recruitment Awards:

(a)
Restricted Shares. You will receive a recruitment award of Kohl’s restricted stock valued at $4,000,000. In accordance with Kohl’s Equity Compensation Award Guidelines, the grant date for this award will be the last NYSE trading day on or before the 15th of the month following the month of your start date at Kohl’s. The number of restricted shares awarded will be based on the closing share price on the grant date. Your restricted shares will vest in three installments - 40% on each of the first and second anniversaries of the grant date and 20% on the third anniversary of the grant date, all contingent on your continued employment by Kohl’s on each vesting date.

(b)
2017/2019 LTIP Award. You will receive a 2017/2019 LTIP Award valued at $1,750,000. This award will consist of 60% Performance Share Units (PSUs) and 40% Restricted Shares. The number of PSUs and Restricted Shares awarded will be based on the closing share price on the grant date. The Restricted Shares will vest in four equal annual installments. The PSUs cliff-vest following fiscal year 2019. The actual value of the PSUs is dependent upon Kohl’s performance in 2017, 2018 and 2019, and can be worth 0 to 200% of the grant date value. The value of the PSUs will also be modified by up to 25% (plus or minus) based upon Kohl’s “Total Shareholder Return” over that 3 year period. In accordance with Kohl’s Equity Compensation Award Guidelines, the grant date for this award will be the last NYSE trading day on or before the 15th of the month following the month of your start date at Kohl’s. Further detail on Kohl’s LTIP is provided in our proxy materials for our 2016 Annual Meeting of Shareholders.

2.	Annual Awards: You will be eligible to participate in Kohl’s annual equity award process in the Spring of 2018.
Team Performance Bonus: An important part of Kohl’s overall executive compensation program is our Annual Incentive Plan. This plan provides for annual incentive payments to key officers upon the achievement of specific annual corporate objectives. As Chief Financial Officer, you will be eligible to participate in Kohl's Annual Incentive Plan, which will provide an opportunity for an annual cash incentive payment equal to 0% to 200% of your base salary, with the actual amount based upon Kohl’s annual performance relative to specific objectives that are established by Kohl’s Board of Directors’ Compensation Committee at the beginning of each year. You will be eligible for a non-prorated Annual Incentive Plan award based upon our 2017 performance. This award will be paid in March, 2018, and for this first year only, Kohl’s guarantees that the minimum amount of your Annual Incentive Plan award will not be less than $720,000 (80% of your starting base salary). Award amounts in subsequent years are contingent on Kohl’s performance and cannot be guaranteed.

Relocation: This offer is being made with the understanding and expectation that you and your spouse will relocate to the greater Milwaukee area within one year from commencement of your employment with Kohl’s.

The Kohl’s Relocation Policy provides assistance with expenses for house or apartment hunting, temporary residency, meals, final move related travel, and the movement of your household goods. A copy of the Relocation Policy has been provided to you, and Kohl’s relocation representatives are standing by to assist you with this process. Notwithstanding any limitation in the Relocation Policy with respect to the reimbursable amount of the loss on sale of your principle residence, we have agreed that this amount may be up to $400,000.

For up to 180 days from the beginning of your employment until the time of your relocation to the Milwaukee area, Kohl’s will provide temporary housing.

Your Benefits: Kohl’s Department Stores offers a competitive benefit package. These benefits are designed to promote health, assist in your financial future and manage the demands of work and your personal life.

Benefits Basics:  Immediately upon your date of hire you may enroll in Life Insurance, Accidental Death & Dismemberment Plan and Flexible Spending Accounts for medical or dependent care expenses.

You will be eligible for Medical, Dental, and Vision coverage on the first day of the month following 60 days of employment. For the period between your start date and your eligibility date, Kohl’s will provide you with full monthly COBRA assistance minus the applicable Kohl’s monthly premium.

You will automatically be eligible for Kohl’s Medical Leave and enrolled in the long-term disability plan at no cost to you.

Executive Medical Supplement Program: In addition to Kohl’s standard medical plans, you will be eligible for the Kohl’s Executive Medical Supplement Program. The Executive Medical Supplement Program provides up to an additional $50,000 annually to reimburse out of pocket expenses for customary medical and dental services as well as co-payments and deductibles. Eligible expenses must be authorized by your physician and be medically necessary for the treatment of illness or injury.

Kohl's Department Stores 401 (k) Savings Plan:  Immediately upon your date of hire you can begin contributions to the 401(k) savings plan. Our plan will also accept a rollover from your prior employer’s plan. After one year of service you will be eligible to receive a 100% match on your personal savings up to 5% of each paycheck, subject to regulatory limits pertaining to highly compensated employees.

Non-Qualified Deferred Compensation Plan: This Plan provides an avenue to save pre-tax dollars in a tax-deferred investment program for your personal financial goals. Each year, you may elect to contribute all or a portion of money from your compensation into the Plan and enjoy tax deferral on your contributions and their investment earnings until they are paid to you as you elect to receive them. Eligibility is based on plan requirements and IRS guidelines.

Vacation Benefits: 5 weeks per year.

Company Car: As Chief Financial Officer, you will receive a company car of your choosing.

Financial Planning and Tax Advising: Kohl’s will reimburse you for financial advisory services up to $3,500 annually, and tax advisory services with no fixed limit.

Employee Discount: You will receive a 15% discount on merchandise you purchase from Kohl’s as gifts, or for yourself and your eligible dependents.

Miscellaneous:

Reimbursement of Certain Payments Upon Termination of Employment: If you voluntarily end your employment with Kohl’s or are terminated for cause within the first twenty-four (24) months from the effective date of your relocation, you will be required to repay a prorated portion of any signing incentives and any payments made by Kohl’s for your relocation expenses. The amount of such repayment shall be calculated by multiplying: (i) the total amount of such incentives and payments and (ii) a fraction, the numerator of which is the difference between 24 and the number of completed months of your employment with Kohl’s, and the denominator of which is 24.

For example, assuming you voluntarily end your employment with Kohl’s after 18 months and further assuming that at such time you have received signing incentives and payments for your relocation expenses totaling $400,000, you would be required to repay $100,000. This amount would be calculated as follows:

$400,000 x 6/24 = $100,000.00

Kohl’s may deduct this amount from any final compensation owed to you.

Proprietary or Confidential Information: As we advise all future employees, Kohl’s has no interest in obtaining any proprietary or confidential information from your current or former employer(s). You should not bring any forms of such information with you to Kohl’s and Kohl’s will not accept such information from you for its use. If you have any questions with respect to what may constitute “trade secrets” or otherwise confidential information, I would urge you to contact your employer’s legal department for clarification.

This covers the key aspects of our employment offer to you. Please note that this letter serves as a non-binding confirmation of an employment offer and it is neither intended nor implied as a contract of employment. The terms of this offer, and your acceptance, shall not be binding upon either party until the above-referenced Employment Agreement is signed by you and authorized Kohl’s representatives.

Bruce, it is my pleasure to welcome you to Kohl's. We look forward to working with you in supporting the success and growth of our company.

Sincerely,

/s/ Kevin Mansell

Kevin Mansell
Chairman, President &
Chief Executive Officer

Accepted and Agreed to this 22nd day of June, 2017.

By:     /s/ Bruce H. Besanko
Bruce H. Besanko